UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549



FORM 10



GENERAL FORM FOR REGISTRATION OF SECURITIES



Pursuant to Section 12(b) or (g) of the Securities and Exchange Act of 1934



PERFECT FUTURE LTD.

(Exact name of the registrant as specified in its charter)



Nevada	88-0277072
(State of Organization)	(I.R.S. Employer Identification No.)





7551 W. Charleston, Suite 35, Las Vegas, Nevada 89117
(Address of Principal Executive Offices)



Registrant's telephone number, including area code: (702) 242-6337



Securities to be registered pursuant to Section 12(b) of the Act: None



Securities to be registered pursuant to Section 12(g) of the Act: Common

ITEM 1. BUSINESS

(a) General Development of Business

The Corporation was incorporated under the laws of the State of Nevada, October 22, 1991 under the name Ward's Futura Automotive, Ltd.; its name was changed to Perfect Future, Ltd., under Certificate of Amendment dated April 22, 1997, and filed with the Secretary of State on April 29, 1997.

(b) Financial Information about Industry Segments

The Company is presently conducting no operations and is pursuing an acquisition or merger with an existing operating company which has a profitable history of operations.

(c) Narrative Description of Business

The general purposes and objects for which the corporation is organized are to engage primarily in any type of manufacturing of automobiles, and/or marketing of automobiles or automotive related products both retail and wholesale. If that effort fails the focus will be to engage in any business, investment, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct the business anywhere within the States of the United States of America or any foreign country. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

Registrant currently has no full time employees.

ITEM 2	FINANCIAL INFORMATION

The Registrant's financial data presented below has been derived from the Financial Statements of Perfect Future Ltd., a Nevada Corporation, including the notes thereto, appearing elsewhere herein.

PERFECT FUTURE, LTD.
(A Nevada Corporation)
Year Ended December 31
Summary of Operations   1997            1996            1995

Revenue                 $0              $0              $0

General Selling and
Administrative Expenses $500            $0              $550

Net Loss                $500            $0              $550

Net Loss per
 Common Share           $-.0002         $0              $-.0014

Summary Balance Sheet
 Data

Total Assets            $0              $0              $0

ITEM 3.	PROPERTIES.

Perfect Future Ltd., owns no real property. The Company maintains office space donated by one of its Officers/Directors at 7551 W. Charleston Suite 35 Las Vegas, NV 89117.



ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security Ownership of Certain Beneficial Owners

Title of Class  Name/Address                    Shares          Percent
                of Owner                        Beneficially    of Class
                                                Owned

Common          Spencer Bradley                 125,000         5.5%
                9449 Navy Blue Court
                Las Vegas, NV 89117

Common          John Katter                     250,000         11%
                22703 N. Mazland Dr
                Sun City AZ 85375

Common          Leo Bateman                     125,000         5.5%
                1147 E. 2700 South
                Salt Lake City, UT 84103

Common          Robert Fowler                   250,000         11%
                214 So. Center Street
                Casper WY 82601

Common          Don Freemole                    125,000         5.5%
                P.O. Box 3412
                Casper WY 83602

Common          Fernando Garcia                 200,000         8.9%
                1700 E. Desert Inn Rd. #100
                Las Vegas, NV 89109

Common          Sherri Henderson                125,000         5.5%
                8716 Ida Lane
                Sandy UT 84093

Common          Dean Mitchell                   250,000         11%
                1183 County Rd. #10
                Bovey MN 55709

(b) Security Ownership of Management

Title   Name/Address of         Shares          Percent
of      Owner                   Beneficially    of Class
Class                           Owned

Common  Spencer Bradley         125,000         5.5%
	9449 Navy Blue Court
	Las Vegas, NV 89117

Common  Shaun Hadley            62,500          2.8%
	3943 Golden Elm
	Las Vegas, NV 89117

Common  John Katter             250,000         11%
	22703 N. Mazland Dr
	Sun City AZ 85375

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

John Katter, President & Director
c/o P.O. Box 81285
Las Vegas, NV 89180

Spencer Bradley, Vice-President/Director
9449 Navy Blue Court
Las Vegas, NV 89117

Shaun Hadley, Secretary/Treasurer/Director
3943 Golden Elm Lane
Las Vegas, NV 89117

Mr. John Katter brings to the Company over forty years of management in both the private and government sectors. The last seventeen years he has been employed by the Salt Lake City Police Department as a supervisor in traffic enforcement.

Mr. Spencer Bradley is a licensed real estate agent in the state of Nevada. He was educated at Westminster College in Salt Lake City, UT. He has been employed as a consultant/sales associate at Shogun Advertising for the past five years. He is currently actively involved in the purchase and sale of real estate in Las Vegas, NV.

Mrs. Shaun Hadley was educated in Salt Lake City, UT where she completed high school and entered into the financial world while she was still a student. For the past seventeen years she has worked with credit unions and national banks in various departments. She is currently a corporate customer service officer for U.S. Bank in Las Vegas, NV.

ITEM 6. EXECUTIVE COMPENSATION

{a} No Director or Officer of the corporation has had aggregate remuneration exceeding $50,000.00 per year.

{b} There are no annuity, pension or retirement benefit proposed to be paid to Officers, directors or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

{c} No remuneration other than that reported in paragraph (a) of this item is proposed to be in the future directly or indirectly by the corporation to any officers or director under any plan which is presently existing.

ITEM 7. CERTAIN RELATIONSIPS AND RELATED TRANSACTIONS.

There are no relationships or transactions to be reported.

ITEM 8. LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Registrant's common stock is traded in the over-the-counter market in the United States.

There has been no trading in the corporations stock, therefore, no high or low bid quotations are available.

There are 26 record owners of Registrant's common stock.

The Registrant has never paid a cash dividend and has no present intention of so doing.

ITEM 10. RECENT SALES OF UNREGISTERED SECRURITES
There are no recent sales of unregistered securities to be reported.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The securities to be registered are one mil, $0.001, par value common equity stock. The shares are non-assessable, without pre-emptive rights and non-cumulative voting.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts, or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly situated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the company.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
LIST OF EXHIBITS
A. INDEPENDENT AUDITORS' REPORT

B. ASSETS

C. LIABILITIES AND STOCKHOLDERS' EQUITY

D. STATEMENT OF OPERATIONS

E. STATEMENT OF STOCKHOLDERS' EQUITY

F. STATEMENT OF CASH FLOWS

G. NOTES TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors

Perfect Future, Ltd.

(Formerly Ward's Futura Automotive, Ltd.)

Las Vegas, Nevada


	February 4, 1998



I have audited the accompanying Balance Sheets of Perfect Future, Ltd. (Formerly Ward's Futura Automotive, Ltd.) , (Development Stage Company), as of December 31, 1997, December 31, 1996 and December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for three years ended December 3 1, 1997, December 31, 199, and December 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perfect Future, Ltd. (Formerly Ward's Futura Automotive, Ltd.) , (A Development Stage Company), as of December 31, 1997, December 31, 1996, and December 31, 1995, and the results of its operations and cash flows for the three years ended December 31, 1997, and December 31, 1996, and December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note
3. The financial statements do not include any adjustments that might result from outcome of this uncertainty.

/S/ Barry L. Friedman

Certified Public Accountant

PERFECT FUTURE, LTD.
(Formerly Ward's Futura Automotive, Ltd.)
(A Development Stage Company)

BALANCE SHEET

ASSETS

                        Year Ended      Year Ended      Year Ended
                        December        December        December
                        31, 1997        31, 1996        31, 1995

CURRENT ASSETS:         $0              $0              $0

TOTAL CURRENT ASSETS    $0              $0              $0

OTHER ASSETS;           $0              $0              $0

Organization Costs (Net)

TOTAL OTHER ASSETS      $0              $0              $0

TOTAL ASSETS            $0              $0              $0

See accompanying notes to financial statements & audit report

PERFECT FUTURE, LTD.
(Formerly Ward's Futura Automotive, Ltd.)
(A Development Stage Company)

BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY

                                Year Ended      Year Ended      Year Ended
                                December        December        December
                                31, 1997        31, 1996        31, 1995

CURRENT LIABILITIES;

Accounts payable                $ 1,050         $ 550           $550

TOTAL CURRENT
 LIABILITIES                    $ 1,050         $550            $550

STOCKHOLDERS' EQUITY; (Note 1)

Preferred stock, $0.001 par value
Authorized 5,000,000 shares
issued And outstanding -NONE

Common stock, $0.001 par value
Authorized 50,000,000 shares
Issued and outstanding:
December 31, 1995- 900,000 shares
December 31, 1996- 900,000 shares
December 31, 1997- 2,250,000 shs
                                $2,250          $900            $900

Additional paid in Capital      $-250           $1,100          $1,100

Accumulated loss                -3,050          -2,550          -2,550

TOTAL STOCKHOLDERS' EQUITY      $-1,050         $-550           $-550

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY            $0              $0              $0

PERFECT FUTURE, LTD.
(Formerly Ward's Futura Automotive, Ltd.)
(A Development Stage Company)

STATEMENT OF OPERATION

                        Year Ended      Year Ended      Year Ended      Oct. 22, 1991
                        Dec. 31, 1997   Dec. 31, 1996   Dec. 31,1995    (inception)1995
                                                                        to Dec.31, 1997

INCOME:

Revenue                 $0              $0              $0              $0

EXPENSES:

General, Selling And
 Administrative         $500            $0              $550            $3,050

Total Expenses          $500            $0              $550            $3,050

Net Profit/Loss(-)      $-500           $0              $-550           $-3,050

Net Profit/Loss (-)
 Per weighted Share
  (Note1)               $-.0002         $.0000          $-.0002         $-.0014

Weighted average Number
 of common Shares
  outstanding           2,250,000       2,250,000       2,250,000       2,250,000

See accompanying notes to financial statements & audit report

PERFECT FUTURE, LTD.
(Formerly Ward's Futura Automotive, Ltd.)
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                        Common          Common          Addit. Paid-In  Accum.
                        Shares          Amount          Capital         Deficit

Balance,
December 31, 1994       900,000         $900            $1,100          $-2,000

Net loss year ended
December 31, 1995                                                       -550

Balance,
December 31, 1995       900,000         $900            $1,100          $-2,550

Net loss year ended
December 31, 1996                                                       0

Balance,
December 31, 1996       900,000         $900            $1,100          $-2,550

December 23, 1997
 Forward Stock Split
  2.5:1                 1,350,000       1,350           -1,350

Net loss year ended
December 31, 1997                                                       -500

Balance,
December 31, 1997       2,250,000       $2,250           $-250          $-3,050

PERFECT FUTURE, LTD.
(Formerly Ward's Futura Automotive, Ltd.)
(A Development Stage Company)

STATEMENT OF CASH FLOWS

                        Year Ended      Year Ended      Year Ended      Oct. 22, 1991
                        Dec. 31, 1997   Dec. 31, 1996   Dec. 31,1995    (inception)1995

Cash Flows from
 Operating Activities:

Net Loss                $-500           $0              $-550           $-3,050

Adjustment to reconcile
 net loss to net cash
  provided by operating
   activities           0               0               0               0

Changes in assets
 and Liabilities:

Increase in current
 Liabilities            +500            0               +550            +1,050

Net cash used in
 Operating activities   $0              $0              $0              $-2000

Cash flows from
 Investing activities   0               0               0               0

Cash Flows from
 Financing Activities:

Issuance of
 Common Stock           0               0               0               +2,000

Net increase
 (decrease) In cash     $0              $0              $0              $0

Cash,
 Beginning of period    0               0               0               0

Cash end of period      $0              $0              $0              $0

PERFECT FUTURE, LTD.
(Formerly Ward's Futura Automotive, Ltd.)
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1997, December 31, 1996, and December 31, 1995

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized October 22, 1991, under the laws of the State of Nevada, as Ward's Futura Automotive, Ltd. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On November 1, 1991, the Company issued 2,000,000  shares of its
$0.001 par value common stock for $2,000 for services.

On December 3, 1995, 1,100,000 common shares of stock were returned to the Company and were cancelled at no cost to the Company.

On December 20, 1995, the Company changed its name from Ward's Futura Automotive, Ltd., to Perfect Future, Ltd.

On May 20, 1997, the State of Nevada approved the amendment to the Articles of Incorporation authorizing 5,000,000 shares of $.001 par value, Preferred Stock.

On December 22, 1997, the State of Nevada approved a forward stock split of 2.5:1 thus increasing the total number of common shares outstanding from 900,000 to 2,250,000.

NOTE 2- ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

1. The Company uses the accrual method of accounting.

2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE  3- GOING CONCERN

The company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

PERFECT FUTURE, LTD.
(Formerly Ward's Futura Automotive, Ltd.)
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 1997, December 31, 1996, and December 31, 1995

NOTE 4-RELATED PARTY TRANSACTION

The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5- PREFERRED STOCK

The powers, preferences and rights of the preferred stock will be determined by the Board of directors as each series is issued. As of December 31, 1997, no shares have been issued.

NOTE 6- WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE.

There are none.

ITEM 15. FINANCIAL STATEMENTS AND OTHER EXHIBITS.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Corporation has duly caused this disclosure statement to be signed on its behalf by the undersigned, there unto duly authorized.

DATED this 13th day of May, 1998

Perfect Future, Ltd.
A Nevada Corporation

By ______/s/ John Katter__________
 John Katter, President & Director

By ______/s/ Spencer Bradley______
 Spencer Bradley, Vice President & Director

By ______/s/ Shaun Hadley__________________
 Shaun Hadley Secretary/Treasurer & Director